UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,641

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward W. Pollock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

440

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Winters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Shares.

Item 2.	Identity and Background.

(a, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Partners Offshore Master Fund, Ltd. ("Wintergreen Offshore Master"), a Cayman Islands exempted company, (iv) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners, Wintergreen Offshore Master  and  other investment vehicles, (v) Edward W. Pollock ("Pollock"), and (vi) David J. Winters ("Winters").  (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master, Wintergreen Advisers, Pollock and Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
The principal business address of the Reporting Persons (except for Wintergreen Offshore Master and Pollock) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.  The principal business address of Wintergreen Offshore Master is c/o Elian Fiduciary Services (Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman E9 KY1-9007.  The principal business address of Pollock is 1807 Laurel Oak Drive, Valrico, FL 33596.

(c)
Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners, Wintergreen Fund and Wintergreen Offshore Master. Wintergreen Partners is a Delaware limited partnership.  Wintergreen Fund is an investment company registered under the Investment Company Act.  Wintergreen Offshore Master is a Cayman Islands exempted company.  Pollock provides consulting services to Wintergreen Advisers under an agreement between Wintergreen Advisers and an entity controlled by Pollock. Winters is the Chief Executive Officer of Wintergreen Advisers.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,553,515 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles managed by Wintergreen Advisers and Pollock's personal funds. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016.  Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  In a letter dated December 29, 2016 from Wintergreen Advisers to the Issuer (the "Response Letter"), Wintergreen Advisers responded to the Issuer's counsel's December 15, 2016 letter to Wintergreen Advisers' counsel regarding the letters dated November 14, 2016 and November 25, 2016 (the "Letters") from the Reporting Persons (excluding Pollock) to the Issuer.   In the Letters, the Reporting Persons delivered a proposal to the Issuer presenting four director nominees (the "Nominees") for inclusion in the Issuer's 2017 proxy statement and subsequently notifying the Issuer that it reserved the right to conduct its own proxy solicitation in the event that the Issuer rejected the Reporting Persons' request for the Nominees to be included in the Issuer's proxy materials..  The Issuer's counsel responded, on behalf of Issuer, that because Wintergreen Advisers did not affirmatively represent that it is a shareholder of record, it would not be able to nominate directors to be voted on at the Issuer's 2017 annual meeting.
In the Response Letter, Wintergreen Advisers explained that, as has been the case for over ten years, it serves as investment adviser to Wintergreen Fund, Wintergreen Partners and Wintergreen Offshore Master and other clients  (together, the "Clients") that are the beneficial holders of the Issuer's Shares which are held with the Depository Trust Company (with Cede & Co. as the holder of record), and by virtue of its advisory relationship with the Clients, Wintergreen Advisers may be deemed to beneficially own 27.1% of the Issuer's Shares.  The Issuer's Board of Directors has included Wintergreen Advisers' shareholder proposals and director nominations on behalf of the Clients in the Issuer's proxy materials multiple times in the past without raising this "issue."  Since the time of such past proxy materials, Wintergreen Advisers' advisory relationship with its Clients has not changed and its Clients' ownership of the Issuer's Shares has remained the same, so Wintergreen Advisers does not believe the Issuer's counsel has provided a valid reason as to why the current proposal presenting director nominees for inclusion in the next proxy statement (or alternatively, on Wintergreen's own proxy statement) is unacceptable to the Issuer. Wintergreen is prepared to take further actions to enforce its rights and the rights of its Clients.  These actions may include any and all remedies available to Wintergreen under the law. A copy of the Response Letter is attached hereto as Exhibit B and incorporated herein by reference.
Although there is no formal written agreement, it is anticipated that each of the Nominees will vote with the other Reporting Persons and the other Nominees.
The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.
The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,553,515 Shares (27.1%) of the Issuer, based upon the 5,739,566 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016. Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Wintergreen Offshore Master has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 26,641 Shares.

Pollock has the sole power to vote or direct the vote of 440 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 440 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit C.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Although there is no formal written agreement, it is anticipated that each Reporting Person intends to vote with the other Reporting Persons and the director nominees to be nominated by Wintergreen Advisers at the 2017 Annual Meeting of Sharesholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Response Letter Exhibit C: Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D, amendment number 8, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: January 3, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Exhibit B

December 29, 2016

BY EMAIL AND FEDEX

Consolidated-Tomoka Land Co.
c/o Daniel E. Smith, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL 32120-0809

Dear Mr. Smith:
This letter is in response to the December 15, 2016 letter from your counsel to our counsel responding to the letters dated November 14, 2016 and November 25, 2016 (the "Letters") from Wintergreen Advisers, LLC ("Wintergreen") to Consolidated-Tomoka Land Co. ("CTO"). In the November 14 Letter, Wintergreen delivered a proposal to CTO presenting four director nominees for inclusion in CTO's 2017 proxy statement. In addition to the November 14 Letter, Wintergreen notified CTO in its November 25 Letter that it reserved the right to conduct its own proxy solicitation in the event that CTO rejected Wintergreen's request for its nominees to be included in CTO's proxy materials. Your counsel responded, on behalf of CTO, that because Wintergreen did not affirmatively represent that it is a shareholder of record, it would not be able to nominate directors to be voted on at CTO's 2017 annual meeting, whether on CTO's proxy or on its own proxy.
As you know, Wintergreen serves as the investment adviser to Wintergreen Fund, Inc. ("Wintergreen Fund"), a registered investment company which is the beneficial owner of 1,232,334 shares of CTO and to Wintergreen Partners Fund, LP ("Wintergreen Partners"), a private fund which is the beneficial owner and of 294,100 shares of CTO. Wintergreen also serves as investment adviser to other clients that own shares of CTO (together with Wintergreen Fund and Wintergreen Partners, the "Clients"). In total, Wintergreen may be deemed to beneficially own 27.1% of the shares of CTO by virtue of its advisory relationship with its Clients. Wintergreen's and the Clients' beneficial ownership of CTO shares is set out in their recently-filed Form 13D and Form 4, attached hereto as Appendix A and which are publicly available on EDGAR. The Clients are the beneficial holders of CTO shares which are held with the Depository Trust Company (with Cede & Co. as the holder of record).
As the discretionary investment adviser to the Clients, Wintergreen makes all investment decisions on behalf of the Clients, including whether to submit shareholder proposals on behalf of the Clients and voting the Clients' proxies at annual or special meetings. A copy of Wintergreen's proxy voting policies and the relevant investment management agreements are attached hereto as Appendix B.
We believe CTO is fully aware that (i) Wintergreen's Clients own more than 25% of CTO and (ii) Wintergreen is fully authorized to submit shareholder proposals on behalf of its Clients.1 If there was ever a question of Wintergreen's authority, one would think it would have come up by now.
Wintergreen has been deemed to be the beneficial owner of more than 10% of CTO's shares since May 2006 and has been involved in past shareholder proposals and votes at CTO. CTO's Board of Directors has included Wintergreen's shareholder proposals and director nominations on behalf of the Clients in CTO's proxy materials for 2016, 2009 and 2008 without raising this "issue," and even acknowledging that Wintergreen may be deemed to be the beneficial owner of over 5% of the CTO's shares and has shared voting and dispositive power with respect to those shares. Since the time of these proxy materials, Wintergreen's advisory relationship with its Clients has not changed and its Clients' ownership of CTO's shares has remained the same, so we do not believe you have provided a valid reason as to why our current proposal presenting director nominees for inclusion in the next proxy statement (or alternatively, on Wintergreen's own proxy statement) is unacceptable to CTO. In fact, one of Wintergreen's prior proposals, which was included in CTO's 2016 proxy materials and which called for an independent adviser to evaluate ways to maximize shareholder value through the sale of CTO or the liquidation of its assets, garnered the support of over 69% of the votes cast. Because of this sharp rebuke of CTO's board and management, Wintergreen believes CTO is afraid that it is losing (or has lost) shareholder support and is therefore willing to do anything to avoid offering CTO shareholders an alternative to the current path of the company. Wintergreen is proposing director nominees to represent the interests of those very shareholders whose interests have been ignored or at least put in second place to the interests of management.
The Company's response is inconsistent. In the same letter in which it disputed that Wintergreen had the authority to nominate directors, CTO offered to repurchase "all or a significant portion" of the 27.1% of CTO shares held by Wintergreen's Clients. Wintergreen believes this offer shows CTO's desperation, especially considering that it is difficult to imagine a scenario in which: (i) CTO could come up with the necessary cash; and (ii) CTO could engage in a repurchase transaction of that size while fulfilling its fiduciary obligations to the other shareholders. Wintergreen is disappointed with the lengths to which CTO is willing to go to deny shareholders the right to choose their representatives on the board of directors. If CTO truly had a strong argument as to why the Wintergreen nominees should not serve on CTO's board of directors, it should make that case to the owners of the company, the shareholders.
If the offer to return to a positive relationship between CTO and Wintergreen is authentic, and to save significant shareholder expense, this can be accomplished by a single proxy nominating Wintergreen's four director nominees who understand and represent the majority of CTO shareholders and three CTO nominees excluding John Albright and Jeff Fuqua who have had primary responsibility for the management of CTO.

Wintergreen stands by its original Letters and views CTO's objections as spurious. We trust this response and the additional materials we have provided will allay the concerns regarding Wintergreen's due authorization to submit shareholders proposals on behalf of its Clients. To the extent these materials are not satisfactory, and you insist on blocking valid shareholder actions, Wintergreen is prepared to take further actions to enforce its rights and the rights of its Clients. These actions may include taking legal action to compel CTO to bring Wintergreen's nominees to a vote of shareholders and/or seeking to call a special meeting of shareholders.

Best Regards,
Wintergreen Advisers, LLC
Liz Cohernour Managing Member

Cc:	Robert B. Robbins, Pillsbury Winthrop Shaw Pittman LLP Patricia Poglinco, Seward & Kissel LLP

1 Your letter also refers to a failure to comply with the information requirement set forth in Section 1.11(b)(2)(A)(v) of CTO's Bylaws, but you have provided no detail as to what exactly Wintergreen's proposal is missing. Wintergreen believes it has provided all requested information in good faith. However, to the extent you have specific questions, Wintergreen would be happy to provide additional information consistent with legal requirements.

Appendix A

[Schedule 13D/A filed on November 28, 2016 by Wintergreen regarding CTO and Form 4 filed on November 14, 2016 by Wintergreen regarding CTO incorporated by reference]

Appendix B

[Form of investment management agreements and proxy voting policy and guidelines]

Exhibit C
Transactions in the Shares by Entities Advised by Wintergreen Advisers

Shares Purchased / (Sold)	Date	Price	Reporting Person

9082	11/10/2016	$ 52.25	Wintergreen Partners Fund, LP
918	11/10/2016	$ 52.25	Wintergreen Partners Offshore Master Fund, Ltd.